UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated July 26, 2024
Commission File
Number: 001-04546
UNILEVER PLC
(Translation of registrant’s name into English)
UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
    UNILEVER PLC
/S/ M VARSELLONA
BY M VARSELLONA
    CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 26 July 2024

2024 First Half Results

Innovation and brand investment driving faster volume growth

Underlying performance			GAAP measures
(unaudited)	2024	vs 2023		2024	vs 2023
First Half
Underlying sales growth (USG)		4.1%	Turnover	€31.1bn	2.3%
Beauty & Wellbeing		7.1%	Beauty & Wellbeing	€6.5bn	5.1%
Personal Care		5.6%	Personal Care	€7.0bn	0.6%
Home Care		3.3%	Home Care	€6.3bn	2.0%
Nutrition		3.2%	Nutrition	€6.7bn	1.3%
Ice Cream		0.6%	Ice Cream	€4.6bn	2.8%
Underlying operating profit	€6.1bn	17.1%	Operating profit	€5.9bn	7.8%
Underlying operating margin	19.6%	250bps	Operating margin	19.1%	100bps
Underlying earnings per share	€1.62	16.3%	Diluted earnings per share	€1.47	5.4%
Free cash flow	€2.2bn	€(0.3)bn	Net profit	€4.0bn	3.5%
Second Quarter
USG		3.9%	Turnover	€16.1bn	2.2%
Quarterly dividend payable in September 2024			€0.4396	per share(a)	3.0%
(a) See note 9 for more information on dividends

First half highlights
•Underlying sales growth of 4.1%, with volumes up 2.6%
•Power Brands (~75% of turnover) leading growth with 5.7% USG and volumes up 4.0%
•Turnover increased 2.3% to €31.1 billion with (1.1)% impact from currency and (0.7)% from net disposals
•Underlying operating margin up 250bps to 19.6%, with gross margin up 420bps
•Brand and marketing investment up 180bps to 15.1%, focused on Power Brands
•Underlying EPS increased 16.3%, diluted EPS up 5.4%
•Quarterly dividend raised by 3%; €1.5bn share buyback commenced
•Free cash flow of €2.2 billion, reflecting seasonal working capital outflow
•Productivity programme underway and separation of Ice Cream on track
Chief Executive Officer statement
“We are focused on driving high-quality sales growth and gross margin expansion, led by our Power Brands. Over the first half, we made progress on those ambitions.
Underlying sales grew 4.1%, driven by a third consecutive quarter of positive, improving volume growth, while pricing continued to moderate in line with our expectations. Strong gross margin progression fuelled increased investment behind our innovations, and resulted in a step-up of our profitability.
We continue to embed the Growth Action Plan, doing fewer things, better and with greater impact. The implementation of a comprehensive productivity programme and the separation of Ice Cream are key to delivering on that commitment and we are progressing at pace.
There is much to do, but we remain focused on transforming Unilever into a consistently higher performing business.”
Hein Schumacher
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

Outlook
We continue to expect underlying sales growth (USG) for 2024 to be within our multi-year range of 3% to 5%, with the majority of the growth being driven by volume.
Underlying operating margin for the full year is expected to be at least 18%, with increasing investment behind our brands. We expect the year-on-year margin progression in the second half to be smaller than in the first half.
Our very strong gross margin progression in the first half reflects positive contributions from volume leverage, mix and net productivity but also factors that will not repeat in the second half such as, a low prior year comparator affected by high input costs, and carry-over pricing from a period of higher inflation.

First Half Review: Unilever Group
Growth

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change
First Half	€31.1bn	4.1%	2.6%	1.6%	(0.7)%	(1.1)%	2.3%
Second Quarter	€16.1bn	3.9%	2.9%	1.0%	(0.6)%	(1.0)%	2.2%
Underlying sales growth in the first half was 4.1%, led by volume of 2.6% and price of 1.6%. We delivered our third consecutive quarter of positive, improving volume growth, with UVG up 2.9% in Q2, increasing from 2.2% in Q1 and 1.8% in Q4 2023. Four of our five business groups delivered positive volume growth in Q2. As expected, underlying price growth continued to moderate from 2.8% in Q4 2023 to 1.0% in Q2.
The Power Brands performed strongly with 5.7% underlying sales growth, driven by volume growth of 4.0% in H1. Our other brands also saw a sequential volume improvement to (1.1)% in Q2, up from (2.0)% in Q1.
As expected, our turnover-weighted market share movement*, which measures our competitive performance within the footprint in which we operate, remained largely unchanged on a rolling 12 month-basis. We expect a sequential improvement of the share trend over time reflecting increasing benefit from the Growth Action Plan.
Beauty & Wellbeing grew underlying sales by 7.1%, with volume growth of 5.5% driven by continued double-digit growth from Health & Wellbeing and Prestige Beauty combined. In Q2, particularly strong growth in Health & Wellbeing more than offset softer growth in Prestige that reflected a slowdown in the US beauty market. Personal Care grew 5.6% with 2.9% from volume, led by continued strong sales growth of Deodorants. Home Care underlying sales increased 3.3%, with 4.6% volume growth more than offsetting the negative price growth linked to commodity cost deflation in some emerging markets. Nutrition grew underlying sales by 3.2%, driven by price with flat volume for the first half. Nutrition returned to positive volumes in Q2 at 0.4%, up from (0.4)% in Q1. Ice Cream continued to focus on operational improvements. Underlying sales growth was 0.6% with volume down (1.0)%, driven by weak sales in China and a softer start to the summer season in Europe.
Emerging markets (59% of Group turnover) grew underlying sales 5.1%, with 3.8% from volume and 1.3% from price. India grew 1.2%, with stronger volumes partially offset by price. Lower input costs led to negative price, while volumes in India sequentially improved throughout the first half, reaching 3.8% in Q2. Latin America grew 8.8%, with continued strong volume growth across the region. Africa and Turkey delivered broad-based, double-digit growth, driven by strong volume and price. Growth in South East Asia was adversely impacted by a sales decline of (5.7)% in Indonesia, where some consumers avoided the brands of multi-national companies in response to the geopolitical situation in the Middle East. China declined mid single-digit, due to market weakness across all categories apart from food service.
Developed markets (41% of Group turnover) grew underlying sales 2.8% with 0.8% from volume and 2.0% from price. The return to positive volume growth reflected a continued resilient performance in North America and a marked volume improvement in Europe, up 2.2% in Q2. As expected, price growth continued to moderate from the peak in Q2 2023.
Turnover was €31.1 billion, up 2.3% versus the prior year, including (1.1)% from currency and (0.7)% from disposals net of acquisitions.

*Turnover-weighted market share movement: global aggregate of Unilever value market share changes, weighted by the turnover of the category-country combinations

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

First Half Review: Unilever Group (continued)
Profitability

(unaudited)	UOP	UOP growth	UOM%	Change in UOM	OP	OP growth	OM%	Change in OM
First Half	€6.1bn	17.1%	19.6%	250bps	€5.9bn	7.8%	19.1%	100bps
Underlying operating profit was €6.1 billion, up 17.1% versus the prior year. Underlying operating margin increased 250bps to 19.6%.
We improved gross margin by 420bps to 45.7%. Accelerating gross margin is a key focus for the business. We started to rebuild gross margin in the second half of 2023, with an improvement of 330bps and continued that momentum into the first half of 2024. The first half improvement reflects positive contributions from volume leverage, mix and net productivity but also factors that will not repeat in the second half such as, a low prior year comparator affected by high input costs, and carry-over pricing from a period of higher inflation. Improved gross margin supported a further step-up in brand and marketing investment behind a strong and focused innovation programme. Investment was up 180bps to 15.1% of turnover, an increase of €0.7 billion. Overheads reduced by 10bps, benefiting from a focus on tighter cost control.
Operating profit of €5.9 billion increased 7.8% against a prior year comparator that was boosted by higher profit on disposal.
Progress on productivity programme and Ice Cream separation
In March, we announced the separation of Ice Cream and the launch of a major productivity programme to strengthen the company and substantially improve our efficiency and effectiveness. Separation activity is underway and on track to complete by the end of 2025. We are working at pace on the legal entity set up, the standalone operating model and carve-out financials. In July, we communicated internally on the planned changes to simplify our business and further evolve our category-focused operating model. We have started consultations with the respective works councils.
Capital allocation
In February 2024, we announced a share buyback programme of up to €1.5 billion to be conducted during 2024. The first tranche of up to €850 million commenced in May.
As a result of the strong first half performance, the Board increased the quarterly interim dividend for Q2 by 3.0% to €0.4396, the first increase since Q4 2020.
We continued to reshape our portfolio, acquiring K18, a premium biotech hair care brand, in February, and completing the disposal of Elida Beauty in June. In July we announced agreements to sell our water purification businesses Pureit, to A.O. Smith, and stake in Qinyuan Group, to Yong Chao Venture Capital Co., Ltd. The deals are expected to complete in the second half of the year.

Conference Call
Following the release of this trading statement on 25 July 2024 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.
A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
24 October 2024	Q3 2024 trading statement
22 November 2024	Capital Markets Day in London
13 February 2025	Q4 and FY 2024 results
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

First Half Review: Business Groups

	First Half 2024						Second Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG	UOM%	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€31.1bn	4.1%	2.6%	1.6%	19.6%	250bps	€16.1bn	3.9%	2.9%	1.0%
Beauty & Wellbeing	€6.5bn	7.1%	5.5%	1.5%	20.0%	110bps	€3.4bn	6.8%	5.4%	1.3%
Personal Care	€7.0bn	5.6%	2.9%	2.6%	23.0%	300bps	€3.5bn	6.4%	4.4%	1.9%
Home Care	€6.3bn	3.3%	4.6%	(1.3)%	16.3%	400bps	€3.1bn	3.4%	4.9%	(1.4)%
Nutrition	€6.7bn	3.2%	–%	3.2%	22.3%	390bps	€3.3bn	2.7%	0.4%	2.2%
Ice Cream	€4.6bn	0.6%	(1.0)%	1.6%	14.6%	(40)bps	€2.8bn	(0.5)%	(1.1)%	0.6%
Beauty & Wellbeing (21% of Group turnover)
In Beauty & Wellbeing, we focus on three key priorities that will drive the unmissable superiority of our brands: elevating our core Hair Care and Skin Care brands to increase premiumisation; fuelling the growth of Prestige Beauty and Health & Wellbeing with selective international expansion; and continuing to strengthen our beauty and wellbeing capabilities.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.5bn	7.1%	5.5%	1.5%	(0.8)%	(1.2)%	5.1%	20.0%	110bps
Second Quarter	€3.4bn	6.8%	5.4%	1.3%	0.2%	(0.6)%	6.3%
Beauty & Wellbeing delivered another strong performance, with underlying sales up 7.1%, driven by volume up 5.5% and price up 1.5%. Power Brands led this growth with underlying sales growth of 11.3%.
Hair Care delivered mid-single digit growth with positive volume and price. Our largest hair care brand, Sunsilk grew double-digit supported by combing cream innovations across Latin America and the continued success of its 2023 relaunch. Dove grew high-single digit led by volume growth following the launch of Scalp + Hair Therapy, for improved scalp health and hair density. Clear and TRESemmé grew well with the continued expansion of our patented anti-dandruff shampoo and our new Lamellar Shine range.
Core Skin Care grew mid-single digit led by strong volume growth in our top brands. Vaseline grew strong double-digit supported by its premium ranges, including Radiant X and Gluta Hya, which continue to be rolled out to new markets. Pond’s continued to deliver high-single digit growth led by volume, following its 2023 relaunch.
Health & Wellbeing and Prestige Beauty combined delivered double-digit growth for the 14th consecutive quarter. This was led by very strong growth in Health & Wellbeing, while softer growth in Prestige Beauty reflected a slowdown in the US beauty market. Liquid IV grew strong double-digit with the continued success of its sugar-free variant, launch of new flavours supported by prominent social media campaigns, and ongoing international roll-out. Olly and Nutrafol contributed double-digit volume growth. In H1, Nutrafol extended into skin care with a daily supplement designed to address the root causes of acne and Olly drove good growth in China supported by its focus on female health supplements. Tatcha and Hourglass grew double-digit, while Paula’s Choice was affected by the market slowdown.
Underlying operating profit was €1.3 billion, up 11% versus prior year. Underlying operating margin increased 110bps to 20.0% driven by gross margin improvement, which supported a step-up in brand and marketing investment.
Personal Care (22% of Group turnover)
In Personal Care, we focus on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multi-year innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€7.0bn	5.6%	2.9%	2.6%	(3.4)%	(1.4)%	0.6%	23.0%	300bps
Second Quarter	€3.5bn	6.4%	4.4%	1.9%	(4.1)%	(1.6)%	0.3%
Personal Care delivered balanced growth with underlying sales up 5.6%, 2.9% from volume and 2.6% from price. Performance was led by the Power Brands with 7.0% underlying sales growth.
Deodorants continued to deliver double-digit growth, with high-single digit volume growth led by Europe and Latin America. Dove grew double-digit with strong volumes and expanded into the Whole Body deodorants market.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

First Half Review: Business Groups (continued)
Rexona and Axe contributed strong volume growth with continued momentum from our multi-year innovation platforms and our Fine Fragrance range.
Skin Cleansing grew low-single digit with positive volume growth and price. Growth was tempered by deflation in India and market challenges in Indonesia. Dove delivered high-single digit growth with good growth in Dove Men+Care. Europe grew double-digit with mid-single digit volume supported by Dove’s Body Wash relaunch. In the United States, we launched a premium range of Dove Body Wash infused with skin care serums including hyaluronic acid, collagen and vitamin C.
Oral Care continued to grow mid-single digit with positive volume and price. Close Up grew high-single digit with positive volume.
Underlying operating profit was €1.6 billion, up 16% versus prior year. Underlying operating margin increased 300bps driven by gross margin recovery, supporting a step-up in marketing investment. This investment includes strategic sponsorships such as our official partnership with UEFA EURO 2024™ and CONMEBOL Copa América USA 2024™.
Home Care (20% of Group turnover)
In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.3bn	3.3%	4.6%	(1.3)%	–%	(1.3)%	2.0%	16.3%	400bps
Second Quarter	€3.1bn	3.4%	4.9%	(1.4)%	–%	(1.5)%	1.8%
Home Care delivered underlying sales growth of 3.3%, with continued good volume growth of 4.6%, partially offset by (1.3)% price, driven primarily by emerging markets. Underlying sales growth of the Power Brands was up 3.7%.
Fabric Cleaning grew low-single digit with low-single digit volume and negative price. Growth was supported by the launch of Persil Wonder Wash, with our patented Pro-S technology, the first ever detergent designed for short cycle washes. This significant innovation has now been introduced in the UK, France and China and is on track to be rolled out to other key markets over the next 18 months. Europe grew double-digit with strong volumes. India and Brazil grew volume while price declined reflecting commodity deflation, notably in our powders portfolio.
Home & Hygiene grew high-single digit with mid-single digit volume and slightly positive price. Cif and Domestos grew double-digit with double-digit volume. In H1, we expanded Domestos Power Foam to new markets and extended the range to include specialist solutions with long-lasting fragrance and limescale removal. Cif was supported by strong performances across Latin America in its cream and sprays portfolio.
Fabric Enhancers grew high-single digit led by volume, slightly offset by negative price. Comfort grew high-single digit supported by the launch of our new, Botanicals and Elixir ranges, with our patented CrystalFresh technology, delivering 10 times more fragrance.
Underlying operating profit was €1.0 billion, up 35% versus prior year. Underlying operating margin increased 400bps as commodity deflation supported a strong gross margin recovery, funding an increase in brand and marketing investment.
Nutrition (22% of Group turnover)
In Nutrition, our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumer’s preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.7bn	3.2%	–%	3.2%	(0.4)%	(1.4)%	1.3%	22.3%	390bps
Second Quarter	€3.3bn	2.7%	0.4%	2.2%	(0.3)%	(1.5)%	0.9%
Nutrition underlying sales grew 3.2% in the first half, driven by price with flat volumes. Volume growth turned positive in Q2, up 0.4%. Power Brands, including Knorr and Hellmann's, which represented nearly 65% of Nutrition turnover, grew 5.2%. This performance was partially offset by volume declines of our smaller brands.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

First Half Review: Business Groups (continued)
Scratch Cooking Aids grew mid-single digit with positive volume and price, led by Knorr. Growth was supported by double-digit performance in Latin America where Knorr’s innovation and marketing focus on local top dishes continues to drive growth across the portfolio.
Dressings delivered low-single digit growth with positive volume and price. Hellmann’s grew mid-single digit with the continued strong performance of flavoured mayo that launched in additional markets and added new variants in North America and Europe. Brazil grew double-digit which was enhanced by strategic partnerships, including our second year as a sponsor of the National Basketball Association in Brazil.
Unilever Food Solutions grew high-single digit with mid-single digit volume, led by double-digit growth in China. Growth was driven by the latest edition of our Future Menu’s Trend report, sparking inspiration and sales in professional kitchens, and continued gains from our digital selling programme.
Underlying operating profit was €1.5 billion, up 23% versus prior year. Underlying operating margin increased 390bps with a strong recovery in gross margin driven by normalising commodity costs and SKU optimisation. Gross margin improvement supported an increase in brand and marketing investment.
Ice Cream (15% of Group turnover)
In Ice Cream, our immediate strategic priority is to expand operating profit and global market share. We will do this by building the unmissable superiority of our brands, accelerating market development in emerging markets, continuing to lead the industry on innovation and premiumisation, and by stepping up our performance and productivity. In March, we announced the planned separation of Ice Cream which we expect to be completed by the end of 2025. The separation will create a world-leading business, operating in a highly attractive category with five of the top 10 selling global ice cream brands.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€4.6bn	0.6%	(1.0)%	1.6%	1.9%	0.3%	2.8%	14.6%	(40)bps
Second Quarter	€2.8bn	(0.5)%	(1.1)%	0.6%	1.9%	0.5%	2.0%
Ice Cream had a disappointing start to its key season, with underlying sales up 0.6%. 1.6% underlying price growth was partially offset by negative volume of (1.0)%.
Performance remains below our ambition, having been impacted by a soft start to the European key season and challenging market dynamics in China. In-home Ice Cream delivered flat price and volume, while out-of-home Ice Cream grew low-single digit driven by price.
Wall’s grew mid-single digit with positive volume and price, Ben & Jerry’s was slightly up, while sales of Cornetto were adversely affected by the decline in China. Magnum launched its new ‘Pleasure Express’ range with 3 variants: Euphoria, Wonder and Chill.
Ice Cream continues to focus on operational improvements, including service and optimising promotions, while continuing to drive investment behind our brands and innovations.
Underlying operating profit was €0.7 billion, flat versus prior year. Underlying operating margin declined (40)bps as gross margin improvement was offset by an increase in brand and marketing investment. Cost inflation of key commodities continued, driven by cocoa and sugar.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

First Half Review: Geographical Areas

	First Half 2024				Second Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€31.1bn	4.1%	2.6%	1.6%	€16.1bn	3.9%	2.9%	1.0%
Asia Pacific Africa	€13.4bn	3.5%	2.4%	1.0%	€6.7bn	3.4%	2.4%	0.9%
The Americas	€11.4bn	5.4%	3.9%	1.5%	€5.9bn	5.0%	3.8%	1.1%
Europe	€6.3bn	3.5%	0.5%	2.9%	€3.5bn	3.0%	2.2%	0.8%

	First Half 2024				Second Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€18.2bn	5.1%	3.8%	1.3%	€9.2bn	4.8%	3.7%	1.1%
Developed markets	€12.9bn	2.8%	0.8%	2.0%	€6.9bn	2.6%	1.8%	0.8%
North America	€6.7bn	3.4%	2.0%	1.4%	€3.5bn	3.2%	2.5%	0.7%
Latin America	€4.7bn	8.8%	7.0%	1.6%	€2.4bn	8.0%	6.0%	1.9%
Asia Pacific Africa (43% of Group turnover)
Underlying sales growth was 3.5% with 2.4% from volume and 1.0% from price.
India grew 1.2% as volume sequentially improved in Q2 to 3.8%. Volume was partially offset by negative price linked to lower commodity costs in several categories. China declined reflecting weaker market growth in most of our categories and low consumer confidence. Despite the overall market dynamic, Unilever Food Solutions delivered double-digit growth in China, building on its double-digit growth in H1 2023. Underlying sales declined (5.7)% in Indonesia, with negative price and volume. This largely reflects the ongoing impact of some Indonesian consumers avoiding multinational brands and the need for operational improvements.
Africa grew double-digit with positive price and volume. Turkey delivered strong double-digit volume growth in a hyperinflationary environment.
The Americas (37% of Group turnover)
Underlying sales grew 3.4% in North America with 2.0% from volume and 1.4% from price. Beauty & Wellbeing delivered volume-led high-single digit growth, driven by a strong performance in Health & Wellbeing. Personal Care grew low-single digit driven by price as we lapped a particularly strong prior year comparator in Deodorants. Nutrition grew low-single digit with positive volume and price, led by continued growth in Dressings. Ice Cream was flat with positive volume and negative price as we optimised promotions.
Underlying sales in Latin America grew 8.8% with 7.0% volume and 1.6% price. Growth was broad-based with all Business Groups. Personal Care and Beauty & Wellbeing grew double-digit with strong volumes and positive price. Home Care contributed high-single digit volume growth, which was largely offset by negative price. Nutrition grew high-single digit with positive price and volume led by Knorr and Hellmann’s. Brazil grew high-single digit led by volume, with strong volume growth in Deodorants, Dressings, and Home Care categories. Price was negative largely due to commodity deflation in Home Care. Mexico grew double-digit with all Business Groups growing volume and price. Argentina performed well in a challenging environment, delivering double-digit volume growth despite hyperinflationary pricing.
Europe (20% of Group turnover)
Underlying sales grew 3.5% with 2.9% price and 0.5% volume growth. Helped by strong innovations and a step-up in brand support, Europe delivered 2.2% volume growth in Q2. It was the first positive UVG since Q2 2021 despite a soft start of the key ice cream season. Home Care and Personal Care grew double-digit led by volume growth, which was supported by strong innovations across Domestos, Persil, and Dove. Nutrition declined low-single digit but returned to growth in Q2 with positive volume. Ice Cream declined low-single digit impacted by poor weather. The United Kingdom, Germany and Eastern Europe grew well with positive volumes.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

Additional commentary on the financial statements - First Half
Finance costs and tax
Net finance costs increased by €99 million to €358 million in 2024. This was largely driven by the higher cost of debt on bonds, a lower interest credit from pensions, partially offset by a slightly higher interest income. As a result, net finance costs were 2.9% on average net debt. For full year 2024, we now expect net finance costs of around 3% on average net debt.
The underlying effective tax rate for the first half increased to 26.0% from 24.2% in the prior year, due to a number of factors including lower benefits from tax settlements and other one-off items. For full year 2024, we raise our guidance for the underlying effective tax rate to around 26%, from around 25% previously. The effective tax rate was 28.6%, up from 26.9% in the prior year.
Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €138 million, an increase of €20 million compared to 2023, mainly driven by the Pepsi-Lipton JVs. Other income from non-current investments was negative at €(5) million, versus €(10) million in the prior year.
Earnings per share
Underlying earnings per share increased 16.3% to €1.62, including (1.0)% of adverse currency. The increase primarily reflects a strong operational performance and a reduction in the average number of shares as a result of the share buyback programme, which contributed 1.0%. These were partially offset by higher tax and net finance costs. Diluted earnings per share of €1.47 increased by 5.4% versus the prior year that was boosted by profits on disposal.
Restructuring costs
Restructuring costs were €248 million in the first half, up from €184 million in the prior year. For full year 2024, we anticipate restructuring costs of around 1.2% of Group turnover, with the step-up in the second half driven by cost related to the implementation of the productivity programme.
Free cash flow
Free cash flow in the first half of 2024 was €2.2 billion versus €2.5 billion delivered in the first half of 2023. The increase in operating profit was more than offset by a higher seasonal outflow in working capital, a step-up in capital expenditure, and higher income tax paid.
Net debt
Closing net debt was €25.2 billion compared to €23.7 billion as at 31 December 2023. This translated into a net debt / Underlying EBITDA ratio of 2.0x. The increase in net debt was driven by dividends paid, €375 million of the share buyback programme executed during the first half, partially offset by free cash flow delivery.
Pensions
Pension assets net of liabilities were in surplus of €2.7 billion at 30 June 2024 versus a surplus of €2.4 billion at the end of 2023. The increase was primarily driven by strong investment returns in the first half.
Financial implications and impairment risk in Russia
Our Russia business employs approximately 3,000 people in Russia and in the first six months of 2024 the business represented around 1% of the Group’s turnover and net profit. As at 30 June 2024, our Russia business had net assets of around €600 million, including four factories. We continually review our position and still conclude that the containment actions we put in place at the beginning of the war minimise our economic contribution to the Russian state.
We will continue to review and disclose the financial implications from the conflict. While the potential impacts remain uncertain, there remains a risk that our operations in Russia are unable to continue, leading to loss of turnover, profit and a write-down of assets.
Share buyback programme
On 8 February 2024, we announced a share buyback programme of up to €1.5 billion to be completed over 2024. The first tranche of up to €850 million commenced on 17 May. In the first half of 2024, we repurchased 7,315,036 ordinary shares which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €375 million which is recorded within other reserves. The first tranche is expected to complete on or before 30 August 2024.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

Additional commentary on the financial statements - First Half (continued)
Finance and liquidity
In the first six months of 2024, the following notes matured and were repaid:
•March: $500 million 3.25% fixed rate notes
•April: €500 million 0.50% fixed rate notes
•May: $1,000 million 2.60% fixed rate notes
The following notes were issued:
•February: €600 million 3.25% fixed rate notes due 15 February 2032 and €600 million 3.50% fixed rate notes due
15 February 2037
•March: €100 million 3.25% fixed rate notes to be consolidated and form a single series with the €600 million 3.25% fixed rate notes issued in February and due 15 February 2032
•June: $170 million 4.75% fixed rate notes due 27 June 2031
On 30 June 2024, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 10 to 15)

Non-GAAP measures
Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.
The table below shows exchange rate movements in our key markets.

	Half year average rate in 2024	Half year average rate in 2023
Brazilian Real (€1 = BRL)	5.478	5.493
Chinese Yuan (€1 = CNY)	7.732	7.475
Indian Rupee (€1 = INR)	90.004	88.860
Indonesia Rupiah (€1 = IDR)	17,180	16,277
Philippine Peso (€1 = PHP)	61.459	59.674
UK Pound Sterling (€1 = GBP)	0.855	0.877
US Dollar (€1 = US $)	1.082	1.081
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.
The reconciliation of changes in the GAAP measure of turnover to USG is as follows:

(unaudited)	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Second Quarter (%)
Turnover growth	6.3	0.3	1.8	0.9	2.0	2.2
Effect of acquisitions	1.0	–	–	–	1.9	0.5
Effect of disposals	(0.8)	(4.1)	–	(0.3)	–	(1.1)
Effect of currency-related items, of which:	(0.6)	(1.6)	(1.5)	(1.5)	0.5	(1.0)
Exchange rates changes	(2.3)	(3.2)	(4.9)	(3.3)	(1.5)	(3.1)
Extreme price growth in hyperinflationary markets*	1.7	1.6	3.5	1.9	2.1	2.1
Underlying sales growth	6.8	6.4	3.4	2.7	(0.5)	3.9
First Half (%)
Turnover growth	5.1	0.6	2.0	1.3	2.8	2.3
Effect of acquisitions	0.9	–	–	–	1.9	0.5
Effect of disposals	(1.6)	(3.4)	–	(0.4)	–	(1.2)
Effect of currency-related items, of which:	(1.2)	(1.4)	(1.3)	(1.4)	0.3	(1.1)
Exchange rates changes	(2.7)	(3.2)	(4.5)	(3.1)	(1.6)	(3.1)
Extreme price growth in hyperinflationary markets*	1.6	1.9	3.4	1.7	2.0	2.1
Underlying sales growth	7.1	5.6	3.3	3.2	0.6	4.1
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Non-GAAP measures (continued)

(unaudited)	Asia Pacific Africa	The Americas	Europe	Total
Second Quarter (%)
Turnover growth	0.5	3.9	2.9	2.2
Effect of acquisitions	–	1.5	–	0.5
Effect of disposals	(0.2)	(2.5)	(0.7)	(1.1)
Effect of currency-related items, of which:	(2.6)	–	0.5	(1.0)
Exchange rates changes	(4.2)	(3.8)	0.5	(3.1)
Extreme price growth in hyperinflationary markets*	1.8	3.9	–	2.1
Underlying sales growth	3.4	5.0	3.0	3.9
First Half (%)
Turnover growth	(0.4)	4.6	3.8	2.3
Effect of acquisitions	–	1.3	–	0.5
Effect of disposals	(0.2)	(2.8)	(0.4)	(1.2)
Effect of currency-related items, of which:	(3.5)	0.9	0.7	(1.1)
Exchange rates changes	(4.9)	(3.0)	0.7	(3.1)
Extreme price growth in hyperinflationary markets*	1.5	4.1	–	2.1
Underlying sales growth	3.5	5.4	3.5	4.1
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.
Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.
Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.
Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence:
•Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
•Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.
Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

Non-GAAP measures (continued)
The breakdown of non-underlying items is shown below:

€ million	First Half
(unaudited)	2024	2023
Non-underlying items within operating profit before tax	(152)	308
Acquisition and disposal-related costs(a)	(58)	(52)
Gain on disposal of group companies(b)	155	528
Restructuring costs(c)	(248)	(184)
Impairments(d)	–	(1)
Other	(1)	17
Tax on non-underlying items within operating profit	(51)	(111)
Non-underlying items within operating profit after tax	(203)	197
Non-underlying items not in operating profit but within net profit before tax	(160)	(103)
Interest related to the UK tax audit of intangible income and centralised services	(3)	(5)
Net monetary loss arising from hyperinflationary economies	(157)	(98)
Tax impact of non-underlying items not in operating profit but within net profit:	(4)	(80)
Taxes related to the separation of the Tea business	4	(6)
Taxes related to the UK tax audit of intangible income and centralised services	1	1
Hyperinflation adjustment for Argentina and Turkey deferred tax	(9)	(75)
Non-underlying items not in operating profit but within net profit after tax	(164)	(183)
Non-underlying items after tax(e)	(367)	14
Attributable to:
Non-controlling interests	(1)	–
Shareholders’ equity	(366)	14
(a) 2024 includes a charge of €36 million relating to the acquisition of Yasso, €11 million relating to the disposal of Elida Beauty, €6 million (2023: €4 million) relating to the disposal of the Tea business and other acquisition and disposal activities.
(b) 2024 includes a gain of €151 million related to the disposal of Elida Beauty. 2023 includes a gain of €497 million related to the disposal of Suave business in North America.
(c) Restructuring costs are comprised of organisational change programmes (including Compass) and various technology and supply chain optimisation projects.
(d) Impairments include write downs of leased land and building assets.
(e) Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.
Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2024	2023
Operating profit	5,948	5,516
Non-underlying items within operating profit	152	(308)
Underlying operating profit	6,100	5,208
Turnover	31,117	30,428
Operating margin (%)	19.1	18.1
Underlying operating margin (%)	19.6	17.1

Non-GAAP measures (continued)
Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2024	2023
Taxation	1,550	1,385
Tax impact of:
Non-underlying items within operating profit(a)	(51)	(111)
Non-underlying items not in operating profit but within net profit(a)	(4)	(80)
Taxation before tax impact of non-underlying items	1,495	1,194
Profit before taxation	5,566	5,267
Share of net (profit)/loss of joint ventures and associates	(138)	(118)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	5,428	5,149
Non-underlying items within operating profit before tax(a)	152	(308)
Non-underlying items not in operating profit but within net profit before tax	160	103
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	5,740	4,944
Effective tax rate (%)	28.6	26.9
Underlying effective tax rate (%)	26.0	24.2
(a) See page 12.
Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity.
The reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity is as follows:

€ million	First Half
(unaudited)	2024	2023
Net profit	4,016	3,882
Non-controlling interest	(315)	(334)
Net profit attributable to shareholders’ equity - used for basic and diluted earnings per share	3,701	3,548
Post-tax impact of non-underlying items attributable to shareholders’ equity	366	(14)
Underlying profit attributable to shareholders’ equity - used for basic and diluted earnings per share	4,067	3,534
Adjusted average number of shares (millions of share units)	2,511.0	2,536.8
Diluted EPS (€)	1.47	1.40
Underlying EPS – diluted (€)	1.62	1.39

Non-GAAP measures (continued)
Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.
The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2024	2023
Underlying profit attributable to shareholders’ equity	4,067	3,534
Impact of translation from current to constant exchange rates and translational hedges	75	(104)
Impact of price growth in excess of 26% per year in hyperinflationary economies	(159)	–
Constant underlying earnings attributable to shareholders’ equity	3,983	3,430
Diluted average number of share units (millions of units)	2,511.0	2,536.8
Constant underlying EPS (€)	1.59	1.35
Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2024	As at 31 December 2023	As at 30 June 2023
(unaudited)
Total financial liabilities	(31,654)	(29,622)	(30,708)
Current financial liabilities	(7,643)	(5,087)	(6,715)
Non-current financial liabilities	(24,011)	(24,535)	(23,993)
Cash and cash equivalents as per balance sheet	4,970	4,159	4,994
Cash and cash equivalents as per cash flow statement	4,854	4,045	4,870
Add: bank overdrafts deducted therein	116	116	124
Less: cash and cash equivalents held for sale	–	(2)	–
Other current financial assets	1,445	1,731	1,376
Non-current financial asset derivatives that relate to financial liabilities	39	75	31
Net debt	(25,200)	(23,657)	(24,307)

Non-GAAP measures (continued)
Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	First Half
(unaudited)	2024	2023
Cash flow from operating activities	4,679	4,377
Income tax paid	(1,315)	(1,011)
Net capital expenditure	(710)	(548)
Net interest paid	(502)	(364)
Free cash flow	2,152	2,454
Net cash flow (used in)/from investing activities	(392)	(200)
Net cash flow (used in)/from financing activities	(2,154)	(2,489)

Other Information
This document represents Unilever’s half-yearly report for the purposes of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed consolidated financial statements can be found on pages 19 to 28; (ii) pages 2 to 15 comprise the interim management report; and (iii) the Directors’ responsibility statement can be found on page 17.

Principal Risk Factors
On pages 71 to 78 of our 2023 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2024.

Cautionary Statement
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's acceleration of its Growth Action Plan, Unilever's portfolio optimisation towards global or scalable brands, the capabilities and potential of such brands, the various aspects of the separation of Ice Cream and its future operational model, strategy, growth potential, performance and returns, Unilever's productivity programme, its impacts and cost savings over the next three years and operation dis-synergies from the separation of Ice Cream, the Group's emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to successfully separate Ice Cream and realise the anticipated benefits of the separation; Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings; Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.
The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023.

Directors' Responsibility Statement
The Directors declare that, to the best of their knowledge:
•these condensed consolidated financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the UK and the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
•the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).
Unilever’s Directors are listed in the Annual Report and Accounts for 2023.
Details of all current Directors are available on our website at www.unilever.com

By order of the Board

Hein Schumacher                Fernando Fernandez
Chief Executive Officer                 Chief Financial Officer

25 July 2024

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 62 191 3705	kiran.hofker@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com
After the conference call on 25 July 2024 at 8:00 AM (UK time), the webcast of the presentation will be available at: www.unilever.com/investor-relations/results-and-presentations/latest-results.
This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

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Consolidated income statement

€ million	First Half
(unaudited)	2024	2023	Change
Turnover	31,117	30,428	2.3%
Operating profit	5,948	5,516	7.8%
Net finance costs	(358)	(259)
Pensions and similar obligations	35	50
Finance income	217	208
Finance costs	(610)	(517)
Net monetary gain/(loss) arising from hyperinflationary economies	(157)	(98)
Share of net profit/(loss) of joint ventures and associates	138	118
Other income/(loss) from non-current investments and associates	(5)	(10)
Profit before taxation	5,566	5,267	5.7%
Taxation	(1,550)	(1,385)
Net profit	4,016	3,882	3.5%

Attributable to:
Non-controlling interests	315	334
Shareholders’ equity	3,701	3,548	4.3%

Earnings per share
Basic earnings per share (euros)	1.48	1.41	5.3%
Diluted earnings per share (euros)	1.47	1.40	5.4%

Consolidated statement of comprehensive income

€ million	First Half
(unaudited)	2024	2023
Net profit	4,016	3,882
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	31	(34)
Remeasurement of defined benefit pension plans	201	(47)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	58	(22)
Currency retranslation gains/(losses)	756	(555)
Total comprehensive income	5,062	3,224

Attributable to:
Non-controlling interests	379	284
Shareholders’ equity	4,683	2,940

Consolidated statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2024
1 January 2024	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
Profit or loss for the period	–	–	–	–	3,701	3,701	315	4,016
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	–	–	–	31	–	31	–	31
Cash flow hedges	–	–	–	58	–	58	–	58
Remeasurements of defined benefit pension plans	–	–	–	–	200	200	1	201
Currency retranslation gains/(losses)(d)	–	–	–	10	683	693	63	756
Total comprehensive income	–	–	–	99	4,584	4,683	379	5,062
Dividends on ordinary capital	–	–	–	–	(2,136)	(2,136)	–	(2,136)
Repurchase of shares(a)	–	–	–	(375)	–	(375)	–	(375)
Movements in treasury shares(b)	–	–	–	25	(100)	(75)	–	(75)
Share-based payment credit(c)	–	–	–	–	164	164	–	164
Dividends paid to non-controlling interests	–	–	–	–	–	–	(354)	(354)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	1	–	1	–	1
Other movements in equity(e)	–	–	–	(59)	3	(56)	28	(28)
30 June 2024	88	52,844	(73,364)	(8,827)	49,567	20,308	2,715	23,023

First half - 2023
1 January 2023	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
Profit or loss for the period	–	–	–	–	3,548	3,548	334	3,882
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	–	–	–	(33)	–	(33)	(1)	(34)
Cash flow hedges	–	–	–	(22)	–	(22)	–	(22)
Remeasurements of defined benefit pension plans	–	–	–	–	(48)	(48)	1	(47)
Currency retranslation gains/(losses)(d)	–	–	–	(736)	231	(505)	(50)	(555)
Total comprehensive income	–	–	–	(791)	3,731	2,940	284	3,224
Dividends on ordinary capital	–	–	–	–	(2,172)	(2,172)	–	(2,172)
Repurchase of shares(a)	–	–	–	(753)	–	(753)	–	(753)
Movements in treasury shares(b)	–	–	–	69	(68)	1	–	1
Share-based payment credit(c)	–	–	–	–	159	159	–	159
Dividends paid to non-controlling interests	–	–	–	–	–	–	(276)	(276)
Hedging loss transferred to non-financial assets	–	–	–	78	–	78	–	78
Other movements in equity	–	–	–	5	(22)	(17)	(24)	(41)
30 June 2023	92	52,844	(73,364)	(12,196)	51,881	19,257	2,664	21,921
(a) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program announced on 10 February 2022 and 8 February 2024.
(b) Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(c) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d) 2024 includes a hyperinflation adjustment of €680 million (2023: €247 million) in relation to Argentina and Turkey.
(e) Includes the following items related to the acquisition of K18: €(59) million non-controlling interest purchase option in other reserves and €28 million non-controlling interest recognised on acquisition.

Consolidated balance sheet

(unaudited)
€ million	As at 30 June 2024	As at 31 December 2023	As at 30 June 2023
Non-current assets
Goodwill	22,009	21,109	21,299
Intangible assets	19,092	18,357	18,664
Property, plant and equipment	11,098	10,707	10,590
Pension asset for funded schemes in surplus	3,837	3,781	4,244
Deferred tax assets	1,055	1,113	1,084
Financial assets	1,506	1,386	1,220
Other non-current assets	1,014	911	952
	59,611	57,364	58,053
Current assets
Inventories	5,621	5,119	5,668
Trade and other current receivables	7,999	5,775	8,046
Current tax assets	168	427	254
Cash and cash equivalents	4,970	4,159	4,994
Other financial assets	1,445	1,731	1,376
Assets held for sale	18	691	18
	20,221	17,902	20,356

Total assets	79,832	75,266	78,409

Current liabilities
Financial liabilities	7,643	5,087	6,715
Trade payables and other current liabilities	17,209	16,857	17,367
Current tax liabilities	721	851	891
Provisions	557	537	634
Liabilities held for sale	–	175	–
	26,130	23,507	25,607
Non-current liabilities
Financial liabilities	24,011	24,535	23,993
Non-current tax liabilities	494	384	280
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	144	351	431
Unfunded schemes	1,002	1,029	1,040
Provisions	581	563	547
Deferred tax liabilities	4,263	3,995	4,410
Other non-current liabilities	184	138	180
	30,679	30,995	30,881

Total liabilities	56,809	54,502	56,488

Equity
Shareholders’ equity	20,308	18,102	19,257
Non-controlling interests	2,715	2,662	2,664
Total equity	23,023	20,764	21,921

Total liabilities and equity	79,832	75,266	78,409

Consolidated cash flow statement

(unaudited)	First Half
€ million	2024	2023
Net profit	4,016	3,882
Taxation	1,550	1,385
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(133)	(108)
Net monetary (gain)/loss arising from hyperinflationary economies	157	98
Net finance costs	358	259
Operating profit	5,948	5,516

Depreciation, amortisation and impairment	794	754
Changes in working capital	(2,127)	(1,331)
Inventories	(435)	100
Trade and other receivables	(2,159)	(1,229)
Trade payables and other liabilities	467	(202)
Pensions and similar obligations less payments	36	(103)
Provisions less payments	35	(122)
Elimination of (profits)/losses on disposals	(135)	(507)
Non-cash charge for share-based compensation	164	159
Other adjustments	(36)	11
Cash flow from operating activities	4,679	4,377
Income tax paid	(1,315)	(1,011)
Net cash flow from operating activities	3,364	3,366

Interest received	189	139
Purchase of intangible assets	(98)	(92)
Purchase of property, plant and equipment	(617)	(478)
Disposal of property, plant and equipment	5	22
Acquisition of businesses and investments in joint ventures and associates	(797)	(67)
Disposal of businesses, joint ventures and associates	489	419
Acquisition of other non-current investments	(108)	(202)
Disposal of other non-current investments	47	37
Dividends from joint ventures, associates and other non-current investments	94	98
(Purchase)/sale of financial assets	404	(76)
Net cash flow (used in)/from investing activities	(392)	(200)

Dividends paid on ordinary share capital	(2,136)	(2,202)
Interest paid	(691)	(503)
Net change in short-term borrowings	850	158
Additional financial liabilities	3,016	3,511
Repayment of financial liabilities	(2,297)	(2,242)
Capital element of lease rental payments	(191)	(197)
Repurchase of shares	(375)	(753)
Other financing activities	(330)	(261)
Net cash flow (used in)/from financing activities	(2,154)	(2,489)

Net increase/(decrease) in cash and cash equivalents	818	677

Cash and cash equivalents at the beginning of the period	4,045	4,225

Effect of foreign exchange rate changes	(9)	(32)

Cash and cash equivalents at the end of the period	4,854	4,870

Notes to the condensed consolidated financial statements
(unaudited)

1.Accounting information and policies
These condensed consolidated financial statements are prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as adopted for use in the UK.
As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed consolidated financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2023. In preparing these condensed consolidated financial statements, judgements and estimates that affect the application of accounting policies used by management have remained consistent with those applied in the consolidated financial statements for the year ended 31 December 2023.
Management have produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2024 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these condensed consolidated financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year condensed consolidated financial statements.
The condensed consolidated financial statements are shown at current exchange rates with year-on-year changes shown to facilitate comparison. The consolidated income statement on page 19, the consolidated statement of comprehensive income on page 19, the consolidated statement of changes in equity on page 20 and the consolidated cash flow statement on page 22 are translated at exchange rates current in each period. The consolidated balance sheet on page 21 is translated at period-end rates of exchange.
The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2023 are not Unilever PLC’s statutory accounts for that financial year. The annual financial statements of the Group are prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK adopted international accounting standards and in accordance with the requirements of the UK Companies Act 2006.
Recent accounting developments adopted by the Group
The Group adopted the amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements” from reporting period beginning 1 January 2024. The amendments introduce additional disclosure requirements for companies that enter supplier finance arrangements. The company will apply these amendments in the 2024 Annual Report.
All other standards or amendments to the standards that have been issued by the IASB and were effective 1 January 2024 were not applicable or material to Unilever.

Notes to the condensed consolidated financial statements
(unaudited)

2.Segment information - Business Groups

Second Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2023	3,143	3,519	3,057	3,260	2,760	15,739
2024	3,343	3,531	3,113	3,289	2,815	16,091
Change (%)	6.3	0.3	1.8	0.9	2.0	2.2

First Half	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2023	6,225	6,911	6,205	6,601	4,486	30,428
2024	6,539	6,953	6,328	6,687	4,610	31,117
Change (%)	5.1	0.6	2.0	1.3	2.8	2.3

Operating profit (€ million)
2023	1,237	1,691	731	1,213	644	5,516
2024	1,269	1,696	963	1,423	597	5,948
Underlying operating profit (€ million)
2023	1,179	1,381	763	1,214	671	5,208
2024	1,305	1,601	1,031	1,491	672	6,100
Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments.

3.Segment information - Geographical area

Second Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	6,699	5,700	3,340	15,739
2024	6,732	5,924	3,435	16,091
Change (%)	0.5	3.9	2.9	2.2

First Half	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	13,421	10,956	6,051	30,428
2024	13,370	11,463	6,284	31,117
Change (%)	(0.4)	4.6	3.8	2.3

Notes to the condensed consolidated financial statements
(unaudited)

4.Taxation
The effective tax rate for the first half is 28.6% compared with 26.9% in 2023. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.
Tax effects of components of other comprehensive income were as follows:

	First half
	2024			2023
€ million	Before tax	Tax (charge)/credit	After tax	Before tax	Tax (charge)/credit	After tax
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	31	–	31	(34)	–	(34)
Cash flow hedges	63	(5)	58	(20)	(2)	(22)
Remeasurements of defined benefit pension plans	242	(41)	201	(90)	43	(47)
Currency retranslation gains/(losses)	772	(16)	756	(535)	(20)	(555)
Other comprehensive income	1,108	(62)	1,046	(679)	21	(658)

5.Earnings per share
The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.
Earnings per share for total operations for the six months were calculated as follows:

	First Half
	2024	2023
EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,701	3,548
Average number of shares (millions of share units)	2,499.9	2,523.9
EPS – basic (€)	1.48	1.41

EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,701	3,548
Adjusted average number of shares (millions of share units)	2,511.0	2,536.8
EPS – diluted (€)	1.47	1.40
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2023 (net of treasury shares)	2,499.0
Shares repurchased under the share buyback programme	(7.3)
Net movements in shares under incentive schemes	3.7
Number of shares at 30 June 2024 (net of treasury shares)	2,495.4

Notes to the condensed consolidated financial statements
(unaudited)

6.Acquisitions and disposals
In the first half of 2024, the Group completed the following business acquisitions and disposals:

Deal completion date	Acquired/disposed business
1 February 2024	Acquired 91.88% of K18, a U.S. based premium hair care brand. The acquisition complements Unilever’s existing Beauty and Wellbeing portfolio, with a range of high-quality, hair care products.
1 June 2024	Sold Elida Beauty to Yellow Wood Partners LLC. Elida Beauty comprises more than 20 beauty and personal care brands, such as Q-Tips, Caress, Timotei and TIGI.
On 1 June 2024, Unilever completed the disposal of the Elida Beauty business to Yellow Wood Partners LLC for consideration of €588 million. Profit on this disposal is €151 million, recognised as a non-underlying item.
In July we announced agreements to sell our water purification businesses Pureit, to A.O. Smith, and stake in Qinyuan Group, to Yong Chao Venture Capital Co., Ltd. The deals are expected to complete in the second half of the year.

7.Share buyback
On 8 February 2024, Unilever PLC announced a programme to buy back shares with an aggregate market value equivalent of up to €1.5 billion, to be completed during 2024. On 17 May 2024, Unilever announced the commencement of the first tranche of the buyback programme (the “First Tranche”) for an aggregate market value equivalent of up to €850 million. As at 30 June 2024, 7,315,036 shares had been purchased for €375 million, which will be held as Treasury stock until cancellation.

8.Financial instruments
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2024 and 2023. The Group’s cash resources and other financial assets are shown below.

	30 June 2024			31 December 2023			30 June 2023
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	3,601	–	3,601	2,862	–	2,862	2,790	–	2,790
Short-term deposits(a)	981	–	981	1,181	–	1,181	1,804	–	1,804
Other cash equivalents(b)	388	–	388	116	–	116	400	–	400
	4,970	–	4,970	4,159	–	4,159	4,994	–	4,994
Other financial assets
Financial assets at amortised cost(c)	835	560	1,395	961	454	1,415	727	352	1,079
Financial assets at fair value through other comprehensive income(d)	61	525	586	151	458	609	–	438	438
Financial assets at fair value through profit or loss:
Derivatives	79	39	118	37	75	112	36	31	67
Other(e)	470	382	852	582	399	981	613	399	1,012
	1,445	1,506	2,951	1,731	1,386	3,117	1,376	1,220	2,596
Total financial assets(f)	6,415	1,506	7,921	5,890	1,386	7,276	6,370	1,220	7,590
(a) Short-term deposits typically have maturity of up to 3 months.
(b) Other cash equivalents include investments in overnight funds and marketable securities.
(c) Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €212 million (31 December 2023: €227 million; 30 June 2023: €228 million).
(d) Included within non-current financial assets at fair value through other comprehensive income are equity investments.
(e) Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in companies and financial institutions in North America, North Asia, South Asia and Europe.
(f) Financial assets exclude trade and other current receivables.

Notes to the condensed consolidated financial statements
(unaudited)

8.Financial instruments (continued)
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2024	As at 31 December 2023	As at 30 June 2023	As at 30 June 2024	As at 31 December 2023	As at 30 June 2023
Financial assets
Cash and cash equivalents	4,970	4,159	4,994	4,970	4,159	4,994
Financial assets at amortised cost	1,395	1,415	1,079	1,395	1,415	1,079
Financial assets at fair value through other comprehensive income	586	609	438	586	609	438
Financial assets at fair value through profit and loss:
Derivatives	118	112	67	118	112	67
Other	852	981	1,012	852	981	1,012
	7,921	7,276	7,590	7,921	7,276	7,590
Financial liabilities
Bank loans and overdrafts	(460)	(506)	(606)	(460)	(506)	(606)
Bonds and other loans	(27,836)	(26,112)	(26,265)	(28,729)	(26,692)	(27,599)
Lease liabilities	(1,358)	(1,395)	(1,428)	(1,358)	(1,395)	(1,428)
Derivatives	(537)	(494)	(618)	(537)	(494)	(618)
Other financial liabilities	(570)	(535)	(457)	(570)	(535)	(457)
	(30,761)	(29,042)	(29,374)	(31,654)	(29,622)	(30,708)

€ million	As at 30 June 2024			As at 31 December 2023			As at 30 June 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	70	4	512	163	4	442	14	3	421
Financial assets at fair value through profit or loss:
Derivatives(a)	–	192	–	–	149	–	–	142	–
Other	470	–	382	582	–	399	613	–	399
Liabilities at fair value
Derivatives(b)	–	(586)	–	–	(559)	–	–	(718)	–
Contingent consideration	–	–	(8)	–	–	(157)	–	–	(123)
(a) Includes €74 million (31 December 2023: €37 million; 30 June 2023: €75 million) derivatives, reported within trade receivables, that hedge trading activities.
(b) Includes €(49) million (31 December 2023: €(65) million; 30 June 2023: €(100) million) derivatives, reported within trade creditors, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since
31 December 2023. There were also no significant movements between the fair value hierarchy classifications since 31 December 2023.
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2024 and 2023.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2023.

Notes to the condensed consolidated financial statements
(unaudited)

9.Dividends
The Board has declared a quarterly interim dividend for Q2 2024 of £0.3696 per Unilever PLC ordinary share or €0.4396 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 23 July 2024.
The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3696
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4396
Per Unilever PLC American Depositary Receipt:	US$0.4773
The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 23 July 2024.
US dollar cheques for the quarterly interim dividend will be mailed on 6 September 2024 to holders of record at the close of business on 9 August 2024.
The quarterly dividend calendar for the remainder of 2024 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q2 2024 Dividend	25 July 2024	08 August 2024	09 August 2024	06 September 2024
Q3 2024 Dividend	24 October 2024	07 November 2024	08 November 2024	06 December 2024

10.Events after the balance sheet date
There are no material post balance sheet events other than those mentioned elsewhere in this report.